Exhibit 99.5

Fortuna And Roxgold MAIL MANAGEMENT INFORMATION CIRCULARS IN CONNECTION WITH

SPECIAL MEETINGS TO APPROVE BUSINESS COMBINATION CREATING A GLOBAL PRECIOUS

METALS PRODUCER

Vancouver, May 31, 2021 – Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) (NYSE: FSM) (TSX: FVI) and Roxgold Inc. (“Roxgold”) (TSX: ROXG) (OTCQX: ROGFF) have each filed and commenced mailing the management information circulars and related meeting materials for their respective shareholder meetings to be held on Monday, June 28, 2021 in connection with the proposed business combination between Fortuna and Roxgold announced on April 26, 2021, (the “Transaction”), as well as annual general meeting matters.

To proactively deal with the ongoing public impact of the COVID-19 pandemic, and to mitigate risks to the health and safety of communities, shareholders, employees, directors and other stakeholders, the respective shareholder meetings will be held in a virtual-only format conducted by live audio webcast. Registered Fortuna shareholders and Roxgold shareholders, regardless of their geographic location, will have an equal opportunity to participate in the applicable shareholder meeting.

In connection with the Transaction, and in accordance with the interim order of the Supreme Court of British Columbia granted on May 25, 2021, Roxgold will hold a special meeting of Roxgold shareholders (the “Roxgold Special Meeting”) on June 28, 2021 at 9:00 a.m. (Pacific time) to seek approval of the Transaction, the details of which are set forth in Roxgold’s management information circular (the “Roxgold Circular”) dated May 26, 2021. The Roxgold Special Meeting will be held in a virtual-only format via live audio webcast at https://web.lumiagm.com/205515857, password “roxgoldspecial2021” (case sensitive). Shareholders will not be able to attend the Roxgold Special Meeting physically. At the Roxgold Special Meeting, registered Roxgold shareholders and duly appointed proxyholders will be able to participate, ask questions and vote in “real time” through the online portal.

Fortuna will hold an annual and special meeting of Fortuna shareholders (the “Fortuna Meeting”) on June 28, 2021 at 9:00 a.m. (Pacific time) at which Fortuna shareholders will be asked to approve, among other things, the issuance (the “Share Issuance”) of common shares of Fortuna (“Fortuna Shares”) in exchange for common shares of Roxgold (“Roxgold Shares”). The details of all matters proposed to be put before the Fortuna shareholders at the Fortuna Meeting are set forth in Fortuna’s management information circular (the “Fortuna Circular”) dated May 26, 2021. The Fortuna Meeting will be held in a virtual-only format via live audio webcast at https://web.lumiagm.com/208799817, passcode “fortuna2021” (case sensitive). Shareholders will not be able to attend the Fortuna Meeting physically. Registered Fortuna shareholders and duly appointed proxyholders can attend the Fortuna Meeting online, where they can participate, vote, and submit questions.

Fortuna is also pleased to announce that upon completion of the Transaction, it is anticipated that Kate Harcourt, a current director of Roxgold, will be appointed to the board of directors of the combined company. Ms. Harcourt has indicated her willingness to be appointed as a director at such time and Fortuna looks forward to welcoming her to the board of the combined company.

Under the terms of the Transaction, Fortuna will acquire all the issued and outstanding Roxgold Shares pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). In exchange, Roxgold shareholders will receive 0.283 Fortuna Shares and C$0.001 for each Roxgold Share held. Upon completion of the Transaction, Roxgold will be a wholly-owned subsidiary of Fortuna and existing Fortuna shareholders and former Roxgold shareholders will own approximately 63.6% and 36.4% of the pro forma company, respectively.

Mailing of the Fortuna Circular and the Roxgold Circular and related meeting materials has commenced and shareholders of Fortuna and Roxgold should expect to receive their respective meeting materials shortly. In the meantime, Fortuna’s meeting materials can be downloaded from Fortuna’s website at https://fortunasilver.com/investors/agm-materials/. Roxgold’s meeting materials can be downloaded from Roxgold’s website at www.roxgold.com. In addition, each company’s meeting materials can be accessed from their respective company profile on SEDAR at www.sedar.com.

Board of Directors’ Recommendations

The Transaction has been unanimously approved by the boards of directors of each of Fortuna and Roxgold, following, in the case of Roxgold, the unanimous recommendation of a special committee of independent directors. Both boards of directors unanimously recommend that their respective shareholders vote in favour of (i) the Share Issuance, in the case of the Fortuna Meeting and (ii) the Transaction, in the case of the Roxgold Special Meeting.

In connection with the Transaction, officers and directors of Roxgold collectively holding 3.52% of the total Roxgold Shares have entered into voting support agreements with Fortuna, pursuant to which they have agreed, among other things, to vote their Roxgold Shares in favour of the Transaction. Appian Natural Resources Fund, Roxgold’s largest shareholder which at April 26, 2021 (the date the Transaction was announced), controlled 13.2% of the issued and outstanding Roxgold Shares, has also provided its support in favour of the Transaction. In addition, officers and directors of Fortuna collectively holding 1.6% of the total Fortuna Shares have entered into voting support agreements with Roxgold pursuant to which they have agreed, among other things, to vote their Fortuna Shares in favour of the Share Issuance.

Subject to obtaining shareholder approval to the Share Issuance and the Transaction at the Fortuna Meeting and Roxgold Special Meeting, respectively, and satisfaction of the other conditions to completion of the Transaction, including final approval of the Court, all as more particular described in the Fortuna Circular and the Roxgold Circular, the Transaction is expected to close in early July 2021.

To be effective, the Share Issuance must be approved by a simple majority of the votes cast on such resolution by Fortuna shareholders present (virtually) or represented by proxy at the Fortuna Meeting. In addition, the Transaction must be approved by (i) at least 66 ⅔% of the votes cast on such resolution by the Roxgold shareholders present (virtually) or represented by proxy at the Roxgold Special Meeting; and (ii) a majority of the votes cast by the Roxgold shareholders (virtually) or represented by proxy at the Roxgold Special Meeting, excluding the votes cast by certain persons in accordance with section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Strategic Rationale and Transaction Highlights:

In unanimously determining to recommend the Share Issuance and Transaction to shareholders for approval, the boards of directors of each of Fortuna and Roxgold considered a number of factors as described in the Fortuna Circular and Roxgold Circular, including, but not limited to:

Combination of Quality Assets Creates a premier growth-oriented intermediate gold and silver miner, with four producing mines and anticipated annual gold equivalent combined production of approximately 450,000 ounces. 1, 2,3

Highly Complementary and Diversified Portfolio Expanded diversified production, development, and exploration platform: four operating mines supporting a robust free cash flow profile, a permitted development project at the feasibility stage, and an extensive growth pipeline of high-upside exploration assets in West Africa and the Americas.

Organic Growth Potential Construction expected to be launched at the Séguéla Gold Project in the third quarter of 2021; continue the accelerated pace of advanced exploration at the Boussoura Project and on the extensive 250,000-hectare land package in West Africa. Multiple brownfields and greenfields options across the Americas and West Africa.

Geographical Diversification in Mining Jurisdictions Creates a low-cost platform for precious metals production and growth in two premier mining friendly regions.

Bringing Together Two Highly Experienced Management Teams with Track Records of Value Creation in the Americas and in West Africa Fortuna will benefit from the in-region operating experience of key members of Roxgold’s team.

Silver Contribution to Revenue Silver production is expected to be largely in-line with its silver producer peer group. Pro Forma Fortuna will continue to pursue opportunities for the discovery and acquisition of quality silver assets in the Americas.

Strong Balance Sheet Pro Forma Fortuna will benefit from significant free cash flow generation, high EBITDA margins, and a stronger balance sheet with significant liquidity and low debt; 4 all of this will contribute towards a lower cost of capital and increased funding capacity for the development at the Séguéla Gold Project and to advance exploration at the Boussoura Project and the larger land package in West Africa.

Fairness Opinions The boards of directors of each of Fortuna and Roxgold, as well as the special committee of Roxgold’s board of directors, have each received fairness opinions from their respective financial advisors.

Notes:

1.	Gold equivalent based on the following commodity price assumptions: US$800/oz Au, US$22/0z Ag, US$1,900/t Pb and US$2,300/t Zn.
2.	Production profile estimation assumes the successful construction of the Séguéla Gold Project based on the Feasibility Study announced by Roxgold on April 19, 2021.
3.	For technical disclosure, as contemplated in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), related to production refer to the following technical reports: Lindero Mine, San Jose Mine, Caylloma Mine, Yaramoko Mine and Séguéla Gold Project.
4.	Free cash flow and EBITDA are financial measures with no standardized definition under IFRS. In order to provide the combined business performance of Fortuna on a pro forma, basis, certain non-IFRS financial performance measures, including free cash flow and EBITDA, of each of Roxgold and Fortuna have been combined. For further information regarding non-IFRS measures, please see, in respect of Fortuna, the “Non-GAAP Financial Measures” section of Fortuna’s MD&A dated as of May 7, 2021 and for Roxgold, Note 18 “Non-IFRS Financial Performance Measures” of Roxgold’s MD&A dated March 3, 2021, available under Fortuna’s and Roxgold’s respective profiles on www.sedar.com.

Fortuna Qualified Person

Eric Chapman, Vice President of Technical Services is a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined in NI 43-101. Mr. Chapman has reviewed and approved the scientific and technical information pertaining to Fortuna contained in this news release.

Roxgold Qualified Person

Paul Criddle, FAusIMM, Chief Operating Officer for Roxgold Inc., a Qualified Person as defined in NI 43-101, has reviewed, verified and approved the technical disclosure pertaining to Roxgold contained in this news release.

Do Not Delay - Your vote is very important regardless of the number of shares you own.

Whether or not you expect to attend the Roxgold Special Meeting and/or Fortuna Meeting, shareholders are encouraged to vote well in advance of the voting deadlines.

Roxgold Shareholder Vote Deadline:

On Monday, June 28, 2021, Roxgold is separately holding both the Roxgold Special Meeting to approve the Transaction and its annual meeting of shareholders (the “Roxgold Annual Meeting”) to approve the election of directors and reappoint PricewaterhouseCoopers LLP as auditor.

The deadline to vote for the Roxgold Special Meeting is 9:00 a.m. (Pacific time) on Thursday, June 24, 2021. Roxgold shareholders eligible to vote at the Roxgold Special Meeting will receive a management information circular accompanied by a yellow form of proxy or voting instruction form. Roxgold shareholders can access the Roxgold Special Meeting materials at https://www.roxgold.com/investors/special-meeting/default.aspx.

The deadline to vote for the Roxgold Annual Meeting is 10:00 a.m. (Pacific time) on Thursday, June 24, 2021. Roxgold shareholders eligible to vote at the Roxgold Annual Meeting will receive a management information circular accompanied by a white form of proxy or voting instruction form. Roxgold shareholders can access the Roxgold Annual Meeting materials at https://www.roxgold.com/investors/annual-general-meeting/default.aspx.

Fortuna Shareholder Vote Deadline:

The Fortuna shareholder deadline to vote is 9:00 a.m. (Pacific time) on Thursday, June 24, 2021. Fortuna shareholders can access meeting materials at https://fortunasilver.com/investors/agm-materials/.

Shareholder Questions:

•	Fortuna shareholders with questions or who require voting assistance can contact Laurel Hill Advisory Group toll free at 1-877-452-7184 or by email at assistance@laurelhill.com.

•	Roxgold shareholders with questions or who require assistance voting, can contact Roxgold’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-888-518-1563, (1-416-867-2272 for collect call outside North America), or by email at contactus@kingsdaleadvisors.com.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico, and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit Fortuna’s website.

About Roxgold Inc.

Roxgold is a Canadian-based gold mining company with assets located in West Africa. Roxgold owns and operates the high-grade Yaramoko Gold Mine located on the Houndé greenstone belt in Burkina Faso and is also advancing the development and exploration of the Séguéla Gold Project located in Côte d’Ivoire. Roxgold trades on the TSX under the symbol ROXG and as ROGFF on OTCQX.

For information about Fortuna Silver Mines Inc. Carlos Baca Investor Relations Manager info@fortunasilver.com	For information about Roxgold Inc. Graeme Jennings, CFA Vice President Investor Relations gjennings@roxgold.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.

The Forward-looking Statements in this news release may include, without limitation, statements about the Company and Roxgold’s current expectations, estimates and projections for the pro forma company, the structure of the transaction and the anticipated timing of the respective shareholders meetings and the closing of the Transaction, the anticipated benefits of the Transaction to shareholders and the combined company, including corporate, operational and other synergies, the anticipated growth and exploration opportunities for the combined company, the timing and success of development projects and the combined company’s financial position, including expectations regarding liquidity, expected pro forma financial outlook and other similar statements. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipated”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations. Any financial outlook and forward-looking information contained in this news release regarding prospective financial performance or financial position is based on reasonable assumptions about future events, including economic conditions and proposed courses of action based on the assessment by management of each of Fortuna and Roxgold of the relevant information that is currently available. Projected operational information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above. These projections may also be considered to contain future-oriented financial information or a financial outlook.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the ability of the Company and Roxgold to control or predict and which may cause actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such risks, uncertainties and factors include, among others, the completion and timing of the Transaction, the ability of the Company and Roxgold to receive, in a timely manner, the necessary approvals to satisfy the conditions to closing of the Transaction; the ability to complete the Transaction on terms contemplated by the Company and Roxgold, or at all; the ability of the combined company to realize the anticipated benefits of, and synergies and savings from, the Transaction and the timing thereof and other factors referred to under the heading “Risk Factors” in each of the Company’s and Roxgold’s annual information form for the year ended December 31, 2020 located on SEDAR. Although Forward-looking Statements contained in this news release are based upon what each of the Company and Roxgold believe are reasonable assumptions at the time they were made, such statements are made as of the date hereof and the Company and Roxgold disclaim any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.